MAILING LIST RETURN CARD

CE FRANKLIN LTD.

TO:

Securityholders of CE Franklin Ltd. (the "Corporation")

National Instrument 51-102 provides registered and beneficial securityholders with the opportunity to elect annually to have their name added to an issuer's mailing list in order to receive financial statements and Management's Discussion & Analysis thereon ("MD&A"). If you are interested in receiving financial statements and MD&A, please complete and return this form. Please note that registered shareholders (i.e., those shareholders whose names appear in the share registers of the Corporation) will continue to receive annual financial statements without the need for delivery of any notice to the Corporation.

I wish to receive: (check applicable box(es))

□

Annual Financial Statements and MD&A

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Interim Financial Statements and MD&A

(PLEASE PRINT YOUR NAME AND ADDRESS)

(First Name and Surname)

(Number and Street) (Apartment/Suite)

(City)

(Province/State)

(Postal Code/Zip Code)

Dated:

Signed:

(Signature of Shareholder)